NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:

OneSpaWorld Holdings Limited

2.	Name of Person Relying on Exemption:

Deep Field Asset Management LLC

3.	Address of Person Relying on Exemption:

9355 Wilshire Boulevard

Suite 350

Beverly Hills, CA 90210

4.	Written materials:

Attached hereto as an exhibit is a statement issued by Deep Field Asset Management LLC to the shareholders of OneSpaWorld Holdings Limited, dated May 20, 2020. This material is being submitted pursuant to Rule 14a-6(g)(1).

Deep Field Asset Management LLC Issues Statement to OneSpaWorld Shareholders

Believes Company’s Recent Letter to Shareholders Fails to Answer Deep Field’s Criticisms and Raises New Questions around Insider Dealing

BEVERLY HILLS, Ca., May 20, 2020 – Deep Field Asset Management LLC (“DFAM”), a Beverly Hills-based investment adviser of funds that beneficially own 1,778,478 shares of OneSpaWorld Holdings Limited (NASDAQ: OSW) (the “Company”), today issued the below statement:

The press release and letter to shareholders issued by OneSpaWorld Executive Chairman Leonard Fluxman on May 19th was highly disappointing and failed to address any of the pressing questions we recently raised. Ironically however, the Company does manage to raise some new questions about potential conflicts of interest and insider dealing. Consider the following:

On the selection of Nomura Securities as financial advisor and placement agent:

•

Mr. Fluxman states that the Board of Directors (the “Board”) engaged Nomura Securities for its “extensive experience with OSW and our industry.” What he fails to mention is that Nomura’s experience with OSW (one transaction) is actually much less substantial than Nomura’s experience with L Catterton (at least three transactions).

•

L Catterton had, by the nature of its unsolicited offer, created a conflicting relationship with OSW and its shareholders (which is in fact why L Catterton Managing Partner Marc Magliacano properly recused himself from Board discussions of the transaction). Somehow the Board then elected to bring in the adverse party’s trusted banker as OSW’s sole advisor.

•

As for the “industry experience,” the cruise industry is not some esoteric niche. There is no shortage of bulge bracket banks that have completed multiple equity financings in the cruise industry in just the last sixty days, including Goldman Sachs, JP Morgan, Barclays, Citigroup, BofA and more. Any of these advisors would have had an excellent understanding of the cruise sector, while being both less conflicted and bringing significantly wider access to and experience in the United States’ equity capital markets.

On the composition of the Special Committee that evaluated the transaction:

•

Mr. Fluxman notes that firms other than L Catterton/Steiner Leisure asked for management and Board participation in the transaction. He seems not to realize that this makes it even more shocking that the Special Committee was not reconstituted with non-participating members during the process!

•

It would be one thing if Mr. Fluxman could confidently say that the Special Committee negotiated an arm’s-length deal and only at the last moment were Special Committee members invited to participate. But if the Special Committee knew early on that multiple competing bids sought participation by Special Committee members, then it is hard to believe that a fair process was run.

•

If the Special Committee members knew from early on that they would participate, it would be all too easy for its members to dismiss credible bids, or to short-circuit negotiations with motivated counterparties for some of the extremely vague reasons given, such as “the potential for material adverse tax consequences” under “certain circumstances.” Because of “potential” tax consequences only under “certain” circumstances, our Board disengaged entirely from negotiations? We as shareholders are not given nearly enough evidence to conclude that the Board acted properly here.

•

This is a crucial question because this nebulous tax concern is the only reason given for a complete cessation of negotiations with “Proposal Two” on April 20, 2020, despite its coming from a counterparty so interested in a deal that they came back, unsolicited, on April 26, 2020 with an improved offer which was also summarily dismissed without, apparently, so much as a counter-offer.

•

The proper behavior of a special committee is to avoid not just any conflict, but also any semblance of conflict. At the moment any member of a special committee believes he or she might participate in a transaction under consideration, it is his or her fiduciary duty to step down from the special committee. Having one conflicted member of a special committee is often a problem in convincing shareholders of a fair process – yet with this transaction a staggering 80% of the Special Committee was irredeemably conflicted!

•

Now that we know some bidders offered upfront participation to the Special Committee while others did not, it is more important than ever that the details of this closed, insider process, and that the transactions the insiders declined to pursue be brought to light. At the top of this list should be what “potential” tax implications and what “certain circumstances” scared the Board from apparently even continuing to engage with legitimately interested parties.

On apparent concessions made to the Insider Buyers:

•

Mr. Fluxman’s letter also omits any reference to the other concessions made to insiders (“Insider Buyers”), including the substantial value delivered to L Catterton and the Haymaker Founders via the adjustments to the Business Combination Agreement.

•

Since our last letter, we have calculated that due to these adjustments, the Haymaker Founders can reasonably expect to receive their 1.6 million Deferred Shares almost seven years earlier than they likely would have under the original terms. At $4.88 per share the day of the deal, these shares were worth approximately $7.8 million of value.

•

We found that, assuming an 8% discount rate, the time value of money delivered to Haymaker Founders by unlocking their Deferred Shares ~7 years early could be estimated at $3.2 million the day the deal was signed – or more than 100% of the $2.5 million invested by Heyer Family Entities in this deal. This means in a very real sense they can be seen as paying a net negative price for the OSW shares they will receive.

On the Fairness Opinion issued by Duff & Phelps:

•

Mr. Fluxman further references the fairness opinion rendered by Duff & Phelps to suggest the transaction was indeed fair to all shareholders. DFAM has grave concerns about the Duff & Phelps opinion. In fact, we cannot see any basis within Duff & Phelps’ own analysis to conclude that this is a fair transaction. The Proxy says that the fairness opinion “merely stated whether the consideration in the Proposed Transaction was within a range suggested by certain financial analyses.” In DFAM’s opinion, Duff & Phelps’ own work serves to contradict the opinion they nonetheless rendered.

•

Duff & Phelps appears to have conducted two distinct analyses of the transaction. In the first, they considered the discount to market price paid in this private placement to that of other recent comparable transactions. Per their own analysis, only one other transaction they could find in the last five years was conducted at a larger discount to the prior day closing share price, and that deal was the investment of $1.08 million into a company with a total market capitalization of less than $20 million. This is hardly a serious precedent transaction, and the discount of this deal to the prior day’s closing share price is worse than every other precedent transaction Duff & Phelps could compile. Being the worst deal in over five years (among deals that raised more than $1.1 million) is hardly suggestive of a fair price.

•

Duff & Phelps’ second analysis was a study of OSW’s share value based on the EBITDA multiples of a comparable set of public companies. It says this analysis was done for informational purposes only, but it seems like relevant information indeed to know that Duff & Phelps resolved that the value per share of OSW is between $3.89 and $4.62 per share. They nonetheless issued a fairness opinion for a deal price of $3.55 per share, substantially below even the lowest figure they determined to be a fair market price.

•

In summary, the Duff & Phelps fairness opinion was rendered despite their own analysis clearly laying out that this deal came at the largest ever discount to the prior day’s trading price in their comparable set (other than a single oddball $1.08 million transaction), and despite the fact that the discounted price was meaningfully below the lowest per share price their “informational” study said was fair.

On the $75 million figure:

•	Mr. Fluxman’s letter raises new issues as well. He writes “the financing needed to be at least $75 million to provide necessary liquidity while our business is impaired, to ensure compliance with the financial covenant in our debt facilities, and to have our lenders agree to the required amendments.” But according to the “Background of the Private Placement” section of OSW’s May 11th proxy filing, the $75 million appears to be first proposed by Steiner Leisure. This is either an incredible coincidence or further evidence of an insider-driven process.

•

We had always been surprised by the Company’s decision to raise enough money for “more than 24 months” of runway in such a dilutive transaction, especially while their cruise line partners have announced deals which suggest they feel comfortable with far shorter runways. But now the origin of the $75 million figure is getting cloudier rather than clearer.

On the urgency of raising funds to remain in compliance with debt arrangements:

•

As to the point about its lenders and the amendments required to stay in compliance with its debt, DFAM believes all participants in the capital markets will have noticed how willing lenders have been to work with solid companies that are temporarily afflicted by the once-in-a-generation interruption caused by the pandemic. When this deal is voted down, we are confident that lenders will work with the Company while it negotiates a new, fair deal.

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We understand that the timeline is now compressed, but we as shareholders cannot allow management to use the calendar and their own repeated breaches of governance norms to blackmail us into supporting a raw deal which enriches only themselves. The Insider Buyers on the Board and in Management dithered for weeks, working very hard during April to craft a deal in which they could participate and gain at the expense of public shareholders. By voting NO we are calling on them to work equally hard in May and June to craft a deal that is in the best interests of all shareholders.

About Deep Field Asset Management LLC

Deep Field Asset Management LLC (“DFAM”) is a privately-held, independent investment adviser with $136 million in assets under management as of April 30, 2020. DFAM manages the Deep Field Opportunities Fund (“Fund”) a global concentrated investment fund that invests primarily in the small- and mid-cap space. The Fund’s objective is to back superior management teams pursuing idiosyncratic, difficult-to-replicate strategies wherein a market position or asset is leveraged to expand share and compound cash flow over a multi-year period. Specifically, the Fund seeks to own “category-defining” assets with definitive advantages which we believe are characterized by features such as extraordinary brands, overwhelming market share, data supremacy and easily accessible adjacent opportunities. The Fund was launched in 2015 by Jordan Moelis, the Fund’s Portfolio Manager.

IMPORTANT NOTICE: This material is for general informational purposes only and is not intended to be relied upon as investment advice. The opinions expressed are those of DFAM of May 20, 2020 and are subject to change at any time due to changes in market or economic conditions.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. There is no guarantee that any forecasts made will come to pass. Reliance upon information in this material is at the sole discretion of the reader.

DFAM is the investment adviser for funds that beneficially own 1,778,478 shares of OneSpaWorld Holdings Limited (OSW) as of May 20, 2020. Holdings are subject to change, and DFAM may buy shares of OSW or sell, including sell short, shares of OSW at any time. The discussion of securities should not be viewed as a recommendation to buy, sell or hold any particular security.

DFAM is not soliciting proxies relating to the OSW shareholder meeting and does not have the authority to vote your proxy. DFAM urges OSW shareholders to vote against the proposed transaction.

Media Contact:

Sloane & Company

Dan Zacchei / Joe Germani

Dzacchei@sloanepr.com / JGermani@sloanepr.com